[redacted]

08032111

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 27 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2007 (MM/DD/YY) AND ENDING 06/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKA SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22725 FAIRVIEW CENTER DR. #100
(No. and Street)

FAIRVIEW PARK (City) OHIO (State) 44126 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY D. KLUBNIK 440-734-2960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT F. CLOUGHERTY CPA INC.
(Name – *if individual, state last, first, middle name*)

20475 FARNSLEIGH RD. #204 (Address) SHAKER HTS (City) OH (State) 44122 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY D. KLUBNIK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKA SECURITIES INC., as of JUNE 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOY A. KENNY
Notary Public
In and for the State of Ohio
My Commission Expires
October 4, 2009

NOTARIAL SEAL
STATE OF OHIO

Signature

VICE-PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA

DESIGNATION OF ACCOUNTANT

(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: SKA SECURITIES INC.

Address: 22725 FAIRVIEW CENTER DR. #100
FAIRVIEW PARK, OHIO 44126

Telephone: 440-734-2960

SEC Registration Number: 8-53366

FINRA Registration Number: 113852

(ii) Accounting Firm

Name: ROBERT F. CLOUGHERTY CPA INC.

Address: 20475 FARNSLEIGH RD. #204 SHAKER HTS., OH 44122

Telephone: 216-491-3800

Accountant's State Registration Number: 16757

(iii) Audit date covered by the Agreement:

06 (Month) 30 (Day) 08 (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(X) is for the annual audit only for the fiscal year ending 2 008*

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: ______________________

Name: RUSSEL B. WALCHER

(By Firm's FINOP or President)

Title: PRESIDENT Date: 08-18-08

SKA SECURITIES, INC.

Financial Statements
For the Year Ended June 30, 2008

SKA Securities, Inc.

June 30, 2008

TABLE OF CONTENTS

Robert F. Clougherty, CPA, Inc.

20475 Farnsleigh Road, Suite 204
Shaker Heights, Ohio 44122-3850
Fax 216-491-3801
216-491-3800
cparfc@aol.com

Independent Auditor's Report

To the Board of Directors
SKA Securities, Inc.

We have audited the accompanying statement of financial condition of SKA Securities, Inc. as of June 30, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SKA Securities, Inc. at June 30, 2008, and the results of their operations and their cash flows for the year since inception in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basis financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert F. Clougherty, CPA, Inc.
Shaker Heights, Ohio
July 31, 2008

SKA Securities, Inc.

Statement of Financial Condition
June 30, 2008

ASSETS		
Current assets		
Cash in checking and savings accounts		$ 38,808
FINRA daily account		67
Commissions receivable		3,857
Deferred tax asset		2,024
Total current assets		44,756
Other assets		
Workers' compensation deposit		47
TOTAL ASSETS		$ 44,803
LIABILITIES & STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable		$ 15,100
Accrued expenses		1,240
Income taxes payable		5,818
Total current liabilities		22,158
Stockholders' equity		
Common stock, no-par value, 750 shares authorized and 500 shares issued and outstanding	$ 500	
Additional paid-in capital	16,500	
Retained earnings	(19,285)	
Current year earnings	24,930	22,645
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 44,803

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.

Statement of Income
For the Year Ended June 30, 2008

Revenues			
Commission income, mutual funds		$ 53,435	
Pension plan administration		12,175	
Commission income, insurance		67	
College savings plans		858	
	TOTAL REVENUES		$ 66,535
Cost of sales-commissions			2,019
	GROSS PROFIT		64,516
Expenses			
Salaries and wages		33,620	
Rent		9,600	
Retirement plan contributions		2,974	
Payroll taxes		2,910	
Licenses & permits		300	
Audit fees		1,800	
State registration fees		30	
Dues and subscriptions		614	
Telephone		354	
Continuing education		300	
FINRA membership fees		3,099	
Insurance and workers' compensation		196	
Outside services		13,506	
Office supplies		12	
	TOTAL EXPENSES		69,315
	NET INCOME BEFORE INTEREST AND INCOME TAXES		(4,799)
Interest income			209
FINRA fee rebate			35,000
Provision for income taxes, current			(8,219)
Provision for income taxes, deferred			2,739
	NET INCOME		$ 24,930

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balances at June 30, 2007	$ 500	$ 16,500	$ 6,715	$ 23,715
Net income			24,930	24,930
Dividends paid			(26,000)	(26,000)
Balances at June 30, 2008	$ 500	$ 16,500	$ 5,645	$ 22,645

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.

Statement of Cash Flows
For the Year Ended June 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	24,930
Changes in operating assets and liabilities:		
Commissions receivable		1,390
Deferred tax asset		(1,769)
FINRA daily account		180
Accounts payable		14,570
Income taxes payable		4,802
Accrued expenses		963
Total adjustments		20,136
NET CASH PROVIDED BY OPERATIONS		45,066
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(26,000)
NET CASH USED FOR FINANCING ACTIVITIES		(26,000)
NET DECREASE IN CASH		19,066
CASH AT BEGINNING OF YEAR		19,742
CASH AT END OF YEAR	$	38,808
Income taxes paid during the year	$	2,156

The accompanying notes are an integral part of these financial statements.

SKA SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2008

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member or the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The Company is engaged as a securities broker-dealer including the facilitation of customers purchase and sales of mutual funds and advisory services for pension plan administration. The financial statements are presented on the accrual basis of accounting. Commissions and fees are recorded when earned.

Statement of cash flows – For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 30 days, that are not held for sale in the ordinary course of business.

Equipment - All acquisitions of property and equipment in excess of $1,000 and all expenditures for repairs, maintenance, renewals and betterments that materially prolong the useful lives of assets are capitalized. As of June 30, 2008, there have been no purchases of equipment.

Deferred Income Taxes – For income tax reporting, the Company uses the cash basis of accounting. As a result, net income recognized for financial statement purposes exceeds taxable income. Deferred income taxes have been recorded for the difference, which will be taxable in future periods when income is received.

Use of Management Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable represent the brokers/dealer's commissions due on mutual funds purchased by customers but not yet paid. There has been no allowance for doubtful accounts as all receivables have been deemed collectable.

NOTE 4 – PENSION PLAN

The Company maintains a discretionary SIMPLE plan covering all its employees. Retirement plan contributions are funded through a combination of monthly salary deferrals by employees and quarterly contributions by the employer. All employee deferrals are paid at the end of the month for the current month.

NOTE 5 – LEASE OBLIGATIONS

The Company has a month-to-month lease for office space for a monthly rental of $800 per month.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company rents office space and shares administrative costs from a corporation that is owned by the stockholders on terms equivalent to those that prevail in arm's length transaction.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)) which requires that the company maintain net capital of $5,000 or greater. At June 30, 2008, the Company had a net capital of $ 20,506, which was $15,506 in excess of the required net capital.

NOTE 8 – INCOME TAX PROVISION

The provision for income taxes was comprised of the following:

	Current	Deferred
Federal	$ 6,827	$ (2,468)
State	474	59
Local	918	(331)
	$ 8,219	$ (2,739)

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2008

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Schedule I. Computation of Net Capital Under Rule 153-c1
Schedule II. Reconciliation of Audited Net Capital Computation and Broker/Dealer's Corresponding Unaudited Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
Schedule III. Report in Material Inadequacies Under Rule 17a-5(j) of the Securities and Exchange Commission

SKA Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of June 30, 2008

Net Capital			
Total stockholders' equity		$	22,645
Deductions and/or changes:			
Nonallowable assets			
Accounts receivable	2,024		
Workers' compensation deposit	47		
FINRA deposits	67		2,139
Net capital			20,506
Required net capital			5,000
Excess net capital		$	15,506

SKA Securities, Inc.
Schedule II
Reconciliation of Audited Net Capital Computation and
Broker/Dealer's Corresponding Unaudited Report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission

As of June 30, 2008

Net capital per FOCUS report:	$	15,506
Net capital per audited financial statements	$	15,506

SKA Securities, Inc.
Schedule III
Report on Material Inadequacies Under Rule 17a-5(j)
Of the Securities and Exchange Commission
June 30, 2008

For the year ended June 30, 2008, there were no material inadequacies found to exist.

Robert F. Clougherty, CPA, Inc.

20475 Farnsleigh Road, Suite 204
Shaker Heights, Ohio 44122-3850
Fax 216-491-3801
216-491-3800
cparfc@aol.com

Report on Internal Control Required by SEC Rule 17a-5
For a Broker/Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
SKA Securities, Inc.

In planning and performing our audit of the financial statements of SKA Securities, Inc. (the Company), for the year ended June 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17-a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11)and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8j of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives in internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that the error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Robert F. Clougherty, CPA, Inc.
Shaker Heights, Ohio
July 31, 2008

END